December 23, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Targa Resources Corp.
Registration Statement on Form S-4
Filed November 20, 2014
File No. 333-200382
Targa Resources Partners LP
Registration Statement on Form S-4
Filed November 20, 2014
File No. 333-200383

Ladies and Gentlemen:

Set forth below are the responses of Targa Resources Corp. (“TRC”) and Targa Resources Partners LP (“TRP” and together with TRC, “Targa” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 19, 2014, with respect to Registration Statement on Form S-4, File No. 333-200382, filed with the Commission on November 20, 2014 (the “TRC Registration Statement”), and Registration Statement on Form S-4, File No. 333-200383, filed with the Commission on November 20, 2014 (the “TRP Registration Statement” and together with the TRC Registration Statement, the “Registration Statements”).

Concurrently with the submission of this letter, we are submitting Amendment No. 1 to the TRC Registration Statement (“TRC Amendment No. 1”) and Amendment No. 1 to the TRP Registration Statement (“TRP Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Securities and Exchange Commission

December 23, 2014

Registration Statement on Form S-4 filed by Targa Resources Corp. on November 20, 2014

General

1.	Please disclose throughout the joint proxy statement/prospectus a dollar value for the aggregate merger consideration to be received by Atlas Energy, L.P. unitholders, using a representative date to value the stock consideration (e.g., the last trading day before the public announcement of the merger). This comment is also applicable to similar disclosure included in the proxy statement/prospectus filed for TRP

RESPONSE:

We acknowledge the Staff’s comment, and the Registration Statements have been revised as requested. Please see the joint letter to the TRC stockholders and Atlas Energy, L.P. unitholders and pages 3 and 12 of TRC Amendment No. 1 and the letter to Atlas Pipeline Partners, L.P. unitholders and pages 4 and 12 of TRP Amendment No. 1.

Background of the Atlas Mergers, page 55

2.	Clarify your disclosure to explain whether strategic alternatives were considered by TRC or TRP. This comment is also applicable to the proxy statement/prospectus filed for TRP.

RESPONSE:

We acknowledge the Staff’s comment, and the Registration Statements have been revised as requested. Please see pages 58 and 60 of TRC Amendment No. 1 and pages 58 and 60 of TRP Amendment No. 1.

3.	Clarify the reference to the “prior analysis” mentioned at the bottom of page 58 and revise to disclose this analysis, if such disclosure has not been provided already.

RESPONSE:

We acknowledge the Staff’s comment, and the Registration Statements have been revised as requested. Please see page 58 of TRC Amendment No. 1 and page 58 of TRP Amendment No. 1.

4.	We note your disclosure on pages 66 and 68 that the ATLS GP Board met on October 7, 2014 and October 10, 2014 to discuss the proposals made by Targa, Company D, and Company H, but ultimately decided to proceed in finalizing the transaction with Targa. Please elaborate upon why the alternatives with Company D and Company H were not pursued. This comment is also applicable to similar disclosure included in the proxy statement/prospectus filed for TRP.

RESPONSE:

Securities and Exchange Commission

December 23, 2014

We acknowledge the Staff’s comment, and the Registration Statements have been revised as requested. Please see pages 66 through 68 of TRC Amendment No. 1 and pages 66 through 68 of TRP Amendment No. 1.

5.	If Company’s F’s offer was discussed at the October 10th meeting, please revise your disclosure to include any such discussion. Regardless, please revise your disclosure to compare Company F’s offer to those discussed at the October 10th meeting and explain why Company F’s offer was ultimately not pursued.

RESPONSE:

We acknowledge the Staff’s comment, and the Registration Statements have been revised as requested. Please see pages 68 and 69 of TRC Amendment No. 1 and pages 68 and 69 of TRP Amendment No. 1.

Recommendation to the TRC Stockholders and the TRC Board’s Reasons for the ATLS Merger, page 71

6.	We note your disclosure that “[n]egative consequences could result from the combined companies’ . . . significant amount of indebtedness following the closing of the Atlas Mergers.” Please quantify the amount of indebtedness of each combined company after the transactions are complete.

RESPONSE:

We acknowledge the Staff’s comment, and the Registration Statements have been revised as requested. Please see page 74 of TRC Amendment No. 1.

Opinion of the TRC Board’s Financial Advisor, page 76

7.	We note the limitation on reliance on the Wells Fargo opinion by anyone other than the TRC Board without Wells Fargo’s prior written consent. Please disclose that the availability of any such state-law defense to Wells Fargo would have no effect on the rights and responsibilities of Wells Fargo under the federal securities laws.

RESPONSE:

We acknowledge the Staff’s comment, and the TRC Registration Statement has been revised as requested. Please see page 80 of TRC Amendment No. 1.

Pending Litigation, page 114

8.	Please provide any material updates regarding the pending class action suits that are challenging the merger. This comment is also applicable to similar disclosure included in the proxy statement/prospectus filed for TRP.

RESPONSE:

Securities and Exchange Commission

December 23, 2014

We acknowledge the Staff’s comment, and the Registration Statements have been revised as requested. Please see pages 115 and 116 of TRC Amendment No. 1 and pages 91 and 92 of TRP Amendment No. 1.

The Transaction Agreements, page 121

9.	We note your disclosure that “information concerning the subject matter of the representations and warranties may have changed since the date of the Atlas Merger Agreements and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus.” Please disclose whether any developments have taken place or any new information has been received that materially qualify any representation or warranty in the Atlas Merger Agreements. This comment is also applicable to similar disclosure included in the proxy statement/prospectus filed for TRP.

RESPONSE:

We acknowledge the Staff’s comment. We respectfully submit that no developments have taken place and no new information has been received that materially qualify any representation or warranty in the Atlas Merger Agreements. The Registration Statements have been revised to remove any reference to the disclosure referenced above. Please see page 122 of TRC Amendment No. 1 and 99 of TRP Amendment No. 1.

Registration Statement on Form S-4 filed by Targa Resources Partners, L.P. on November 20, 2014

Opinion of the APL GP Conflicts Committee’s Financial Advisor, page 77

Miscellaneous, page 87

10.	We note that your disclosure here does not provide a quantitative description of the fees paid to Stifel, Nicolaus & Company, Incorporated. Please revise to provide such disclosure. See Item 1015(b)(4) of Regulation M-A.

RESPONSE:

We acknowledge the Staff’s comment, and the TRP Registration Statement has been revised as requested. Please see page 88 of TRP Amendment No. 1.

*        *        *         *        *

Securities and Exchange Commission

December 23, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Christopher Collins of Vinson & Elkins L.L.P. at (713) 758-4436.

Very truly yours,

TARGA RESOURCES CORP.

By:	/s/ Matthew J. Meloy
Name:	Matthew J. Meloy
Title:	Senior Vice President, Chief Financial Officer and Treasurer

TARGA RESOURCES PARTNERS LP

By:	TARGA RESOURCES GP LLC

By:	/s/ Matthew J. Meloy
Name:	Matthew J. Meloy
Title:	Senior Vice President, Chief Financial Officer and Treasurer

Enclosures

cc:

Joe Bob Perkins

Christopher Collins (Vinson & Elkins L.L.P.)